Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

1st December 2005

For immediate release

Jardine Cycle & Carriage Limited
Third Quarter 2005 Financial Statements and Dividend Announcement

The following announcement was issued today by the Company's 62%-owned subsidiary, Jardine Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
Kennes Young (852) 2501 7987

Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930
Tel (65) 6473 3122 Fax (65) 6475 7088
corporate.affairs@jcclgroup.com

Press Release

1 December 2005

www.jcclgroup.com

JARDINE CYCLE & CARRIAGE LIMITED
THIRD QUARTER 2005 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Underlying earnings per share up 16% to US¢67.78
- Good results from Astra, which is now consolidated as a subsidiary
- Improved market conditions allow write-back of provisions in MCL Land
- Proposed distribution of shareholding in MCL Land by way of a dividend in specie

"A satisfactory performance is expected for the full year, but the outcome remains dependent upon the economic conditions in Indonesia where a number of negative economic factors are affecting Astra."

Anthony Nightingale, Chairman
1 December 2005

Group Results

	Nine months ended 30 September				
	2005 US$m	Restated 2004 US$m	*Change %*	**2005 S$m**	*Change %*
Revenue	**1,388**	997	*39*	**2,305**	*36*
Profit after tax	**267**	229	*17*	**444**	*14*
Underlying profit attributable to shareholders	**227**	192	*18*	**377**	*15*
Profit attributable to shareholders	**230**	229	-	**381**	- 2
	US¢	US¢		**S¢**	
Underlying earnings* per share	**67.78**	58.22	*16*	**112.58**	*14*
Earnings per share	**68.59**	69.44	*-1*	**113.93**	*- 4*
	At 30.9.05 US$m	At 31.12.04 US$m	*Change %*	**At 30.9.05 S$m**	*Change %*
Shareholders' funds	**1,473**	1,269	*16*	**2,488**	*20*
	US$	US$		**S$**	
Net asset value per share	**4.38**	3.80	*15*	**7.39**	*19*

The exchange rate of US$1=S$1.6887 (31.12.2004: US$1=S$1.6339) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.6607 (30.9.2004: US$1=S$1.7038) was used for translating the results for the period.

The financial results for the nine months ended 30 September 2005 have been prepared in accordance with the International Financial Reporting Standards ("IFRS"). The financial results for the nine months ended 30 September 2004 have been restated following the change in accounting policy as set out in Note 8 of this report. These results have not been audited or reviewed by the Auditors.

The financial results for the year ended 31 December 2004 were audited in accordance with the Singapore Standards on Auditing.

**The basis of calculating underlying earnings is set out in Note 5 of this report.*

CHAIRMAN'S STATEMENT

The Group was able to maintain profit growth in the third quarter with a good contribution from Astra, which is now a 50.1%-held subsidiary. Earnings from the Group's other motor operations declined, while the property contribution rose following the reversal of provisions.

Performance

The Group's underlying profit after tax and minority interests for the nine months grew by 18% to US$227 million. The rate of growth slowed compared to the earlier part of the year as a result of a weakening Rupiah. Underlying earnings per share grew by 16% to US¢67.78.

Net profit at US$230 million was marginally higher than the previous year as it benefited from only a small exceptional item, whereas the corresponding period in 2004 had included higher exceptional gains.

The Group's consolidated net debt increased to US$1,096 million at 30 September 2005 compared to US$204 million at the end of 2004 primarily due to the consolidation of Astra. Astra represents US$729 million of the debt; a large portion relating to its consumer finance business.

Following Astra becoming a subsidiary during the period, its financial information has been consolidated under International Financial Reporting Standards. Astra's results for the nine months have, as in the past and in this quarter, been included one month in arrears. For the full year, however, the results will be consolidated using 31 December 2005 figures. The significant amount of work necessitated by this first consolidation of Astra has required the Company to obtain an extension of time from the Singapore Exchange for the release of the third quarter results. While work is continuing to streamline the consolidation and reporting process, it will take some time to meet reporting deadlines under the Singapore Exchange Listing Manual and further extensions will need to be sought.

Corporate Action

In recent years, the Group has reduced its exposure to the property market as it refocused on its motor interests and increased its interest in Astra. In line with this strategy, it is proposed to return to shareholders the Group's 65.6% shareholding in MCL Land by way of a dividend in specie. The distribution is subject to the approval of shareholders at an Extraordinary General Meeting.

Group Review

Astra

Astra's contribution to the Group's underlying profit increased by 29% to US$211 million. Astra's automotive activities benefited from the strong growth in the Indonesian market in the eight months to the end of August 2005 during which sales of motor cars increased by 30% to nearly 396,000 units and motorcycles by 32% to over 3.6 million units. The market growth has, however, begun to slow due to the combined effects of higher interest rates and the phasing out of fuel subsidies which will impact the last quarter.

Astra Honda Motor opened a new manufacturing plant in September with a capacity in excess of one million units per annum, increasing the group's total capacity to over 3 million units per annum.

Astra's financial services operations capitalised on the strong growth in the automotive market, but are also expected to be affected by the slow-down in the sector. In United Tractors, sales of Komatsu equipment grew by nearly 80%, but in Astra Agro Lestari an 8% growth in crude palm oil production was offset by a decline in prices.

Motor

The underlying contribution from the Group's directly-held motor operations declined by 18% to US$23 million following the sale of the New Zealand activities in mid-2004. Market competition and the run-out of the Mercedes-Benz S-Class ahead of the introduction of a new model led to a reduced contribution from Singapore. Both Cycle & Carriage Bintang in Malaysia and Tunas Ridean in Indonesia produced improved performances.

Property

The write-back of provisions for foreseeable losses of US$8 million in response to improving market conditions led to an increased contribution from property, primarily in MCL Land. Sales in MCL Land remained strong as construction work on projects progressed, but no profit was recorded during the period as, under the new accounting policy, development profits may only be recognised upon project completion.

Prospects

A satisfactory performance is expected for the full year, but the outcome remains dependent upon the economic conditions in Indonesia where a number of negative economic factors are affecting Astra.

Anthony Nightingale
Chairman
1 December 2005

Jardine Cycle & Carriage Limited
Consolidated Profit and Loss Account

	Note	Three months ended			Nine months ended		
		30.9.05	Restated 30.9.04	*Change*	**30.9.05**	Restated 30.9.04	*Change*
		US$m	US$m	*%*	**US$m**	US$m	*%*
Revenue		**844.8**	261.4	*223*	**1,388.0**	996.5	*39*
Cost of sales		**(686.0)**	(231.0)	*197*	**(1,180.6)**	(885.1)	*33*
Group profit		**158.8**	30.4	*422*	**207.4**	111.4	*86*
Other operating income		**6.5**	8.2	*- 21*	**22.4**	22.7	*-1*
Selling and distribution expenses		**(36.5)**	(17.3)	*111*	**(66.4)**	(53.2)	*25*
Administrative expenses		**(58.5)**	(8.7)	*572*	**(71.7)**	(37.7)	*90*
Operating profit		**70.3**	12.6	*458*	**91.7**	43.2	*112*
Financing charges		**(6.4)**	(1.0)	*540*	**(12.1)**	(3.6)	*236*
Share of associates and joint ventures' results		**64.0**	78.0	*- 18*	**217.1**	200.1	*8*
Profit before tax	3	**127.9**	89.6	*43*	**296.7**	239.7	*24*
Tax	4	**(22.9)**	(4.3)	*433*	**(29.3)**	(10.4)	*182*
Profit after tax		**105.0**	85.3	*23*	**267.4**	229.3	*17*
Profit attributable to:							
Shareholders		**70.7**	83.5	*- 15*	**229.5**	229.0	-
Minority interests		**34.3**	1.8	*nm*	**37.9**	0.3	*nm*
		105.0	85.3	*23*	**267.4**	229.3	*17*
		US¢	US¢		**US¢**	US¢	
Earnings per share							
- basic		**21.04**	25.13	*-16*	**68.59**	69.44	*-1*
- fully diluted		**21.01**	25.08	*-16*	**68.53**	69.33	*- 1*

nm: not meaningful

Jardine Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 30.9.05 US$m	At 31.12.04 US$m
Non-current assets			
Property, plant and equipment		**871.2**	65.5
Investment properties		**52.6**	31.5
Leasehold land payments		**379.8**	24.8
Interests in associates and joint ventures		**754.2**	1,088.6
Deferred tax assets		**61.2**	2.1
Financing debtors		**566.1**	0.4
Biological assets		**343.3**	-
Goodwill		**238.6**	-
Non-current investments		**41.4**	22.7
Other non-current assets		**24.7**	-
		3,333.1	1,235.6
Current assets			
Development properties for sale		**414.4**	286.2
Stocks		**580.5**	148.4
Debtors		**1,352.1**	182.6
Current tax assets		**32.2**	4.0
Bank balances and other liquid funds		**509.5**	177.0
		2,888.7	798.2
Non-current assets held for sale		**-**	40.8
		2,888.7	839.0
Total assets		**6,221.8**	2,074.6
Non-current liabilities			
Borrowings due after one year	6	**699.9**	39.8
Deferred tax liabilities		**187.8**	5.7
Other non-current liabilities		**72.1**	0.7
		959.8	46.2
Current liabilities			
Provisions		**19.9**	19.1
Borrowings due within one year	6	**905.5**	341.0
Current tax liabilities		**78.8**	22.3
Creditors		**1,173.8**	153.1
		2,178.0	535.5
Liabilities directly associated with non-current assets held for sale		**-**	1.2
		2,178.0	536.7
Total liabilities		**3,137.8**	582.9
Net assets		**3,084.0**	1,491.7
Share capital and reserves			
Share capital		**185.4**	183.6
Share premium		**273.9**	254.9
Fair value and other reserves		**148.3**	17.2
Revenue reserve		**865.7**	813.6
Shareholders' funds		**1,473.3**	1,269.3
Minority interests		**1,610.7**	222.4
		3,084.0	1,491.7
Net asset value per share		**US$4.38**	US$3.80

Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the three months ended 30 September

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2005							
Balance at 1 July	183.8	255.8	17.3	884.2	1,341.1	177.5	1,518.6
Revaluation surplus	-	-	131.0	-	131.0	-	131.0
Revaluation surplus realised on disposal	-	-	(0.1)	0.1	-	-	-
Fair value gain of available-for-sale investments, net of tax	-	-	0.1	-	0.1	(0.5)	(0.4)
Share of associates' loss on dilution of interest in investments	-	-	-	(0.2)	(0.2)	-	(0.2)
Others	-	-	-	(3.4)	(3.4)	-	(3.4)
Translation difference	-	-	-	(77.8)	(77.8)	(71.8)	(149.6)
Net gain/(loss) recognised directly in equity	-	-	131.0	(81.3)	49.7	(72.3)	(22.6)
Profit for the financial period	-	-	-	70.7	70.7	34.3	105.0
Total recognised gain/(loss) for the financial period	-	-	131.0	(10.6)	120.4	(38.0)	82.4
Dividends (net)	-	-	-	(7.9)	(7.9)	(0.2)	(8.1)
Issue of shares	1.6	18.1	-	-	19.7	-	19.7
Acquisition of a subsidiary	-	-	-	-	-	1,471.4	1,471.4
Balance at 30 September	185.4	273.9	148.3	865.7	1,473.3	1,610.7	3,084.0
2004							
Balance at 1 July	180.7	240.6	14.4	592.8	1,028.5	208.1	1,236.6
Share of associate's effect of adopting IFRS 3	-	-	-	0.5	0.5	-	0.5
	180.7	240.6	14.4	593.3	1,029.0	208.1	1,237.1
Revaluation surplus	-	-	-	-	-	(0.1)	(0.1)
Fair value loss of available-for-sale investments, net of tax	-	-	-	-	-	(0.1)	(0.1)
Share of associates' gain on dilution of interest in investments	-	-	-	0.4	0.4	-	0.4
Translation difference	-	-	-	18.7	18.7	2.1	20.8
Net gain recognised directly in equity	-	-	-	19.1	19.1	1.9	21.0
Profit for the financial period	-	-	-	83.5	83.5	1.8	85.3
Total recognised gain for the financial period	-	-	-	102.6	102.6	3.7	106.3
Dividends (net)	-	-	-	(5.3)	(5.3)	(0.4)	(5.7)
Issue of shares	2.2	10.6	-	-	12.8	(0.1)	12.7
Disposal/acquisition of subsidiaries	-	-	-	-	-	(13.7)	(13.7)
Change in attributable interest	-	-	-	(0.1)	(0.1)	0.1	-
Balance at 30 September	182.9	251.2	14.4	690.5	1,139.0	197.7	1,336.7

Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the nine months ended 30 September

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2005							
Balance at 1 January	183.6	254.9	17.2	813.6	1,269.3	222.4	1,491.7
Revaluation surplus	-	-	130.7	-	130.7	-	130.7
Revaluation surplus realised on disposal	-	-	(0.1)	0.1	-	-	-
Fair value gain of available-for-sale investments, net of tax	-	-	0.5	-	0.5	(0.7)	(0.2)
Share of associates' loss on dilution of interest in investments	-	-	-	(0.2)	(0.2)	-	(0.2)
Others	-	-	-	(3.4)	(3.4)	-	(3.4)
Translation difference	-	-	-	(144.5)	(144.5)	(76.1)	(220.6)
Net gain/(loss) recognised directly in equity	-	-	131.1	(148.0)	(16.9)	(76.8)	(93.7)
Profit for the financial period	-	-	-	229.5	229.5	37.9	267.4
Total recognised gain/(loss) for the financial period	-	-	131.1	81.5	212.6	(38.9)	173.7
Dividends (net)	-	-	-	(29.4)	(29.4)	(45.1)	(74.5)
Issue of shares	1.8	19.0	-	-	20.8	-	20.8
Acquisition of subsidiaries	-	-	-	-	-	1,472.3	1,472.3
Balance at 30 September	185.4	273.9	148.3	865.7	1,473.3	1,610.7	3,084.0
2004							
Balance at 1 January	180.4	239.9	13.5	533.2	967.0	216.2	1,183.2
Effect of adopting IFRS 3	-	-	-	14.1	14.1	-	14.1
Share of associate's effect of adopting IFRS 3	-	-	-	0.8	0.8	-	0.8
	180.4	239.9	13.5	548.1	981.9	216.2	1,198.1
Revaluation surplus	-	-	1.6	-	1.6	0.1	1.7
Fair value loss of available-for-sale investments, net of tax	-	-	(0.8)	-	(0.8)	(0.2)	(1.0)
Share of associates' loss on dilution of interest in investments	-	-	-	(4.9)	(4.9)	-	(4.9)
Translation difference	-	-	-	(57.9)	(57.9)	0.8	(57.1)
Net gain/(loss) recognised directly in equity	-	-	0.8	(62.8)	(62.0)	0.7	(61.3)
Profit for the financial period	-	-	-	229.0	229.0	0.3	229.3
Total recognised gain for the financial period	-	-	0.8	166.2	167.0	1.0	168.0
Dividends (net)	-	-	-	(24.0)	(24.0)	(5.6)	(29.6)
Issue of shares	2.5	11.3	-	-	13.8	-	13.8
Share options granted to employees and directors	-	-	0.4	-	0.4	-	0.4
Disposal/acquisition of subsidiaries	-	-	(0.3)	0.3	-	(14.0)	(14.0)
Change in attributable interest	-	-	-	(0.1)	(0.1)	0.1	-
Balance at 30 September	182.9	251.2	14.4	690.5	1,139.0	197.7	1,336.7

Jardine Cycle & Carriage Limited
Company Balance Sheet

	At 30.9.05 US$m	At 31.12.04 US$m
Non-current assets		
Property, plant and equipment	**0.9**	0.9
Interests in subsidiaries	**1,426.0**	476.2
Interests in associates	**44.3**	937.5
	1,471.2	1,414.6
Current assets		
Debtors	**21.1**	35.8
Bank balances and other liquid funds	**0.2**	1.8
	21.3	37.6
Total assets	**1,492.5**	1,452.2
Non-current liabilities		
Deferred tax liabilities	**0.4**	0.4
	0.4	0.4
Current liabilities		
Borrowings due within one year	**278.0**	273.7
Current tax liabilities	**0.7**	0.9
Creditors	**74.2**	129.3
	352.9	403.9
Total liabilities	**353.3**	404.3
Net assets	**1,139.2**	1,047.9
Share capital and reserves		
Share capital	**185.4**	183.6
Share premium	**273.9**	254.9
Share option reserve	**0.4**	0.4
Revenue reserve	**679.5**	609.0
Shareholders' funds	**1,139.2**	1,047.9
Net asset value per share	**US$3.38**	US$3.14

Jardine Cycle & Carriage Limited

Company Statement of Changes in Equity for the three months ended 30 September

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2005					
Balance at 1 July	183.8	255.8	0.4	642.2	1,082.2
Translation difference – loss recognised directly in equity	-	-	-	(3.1)	(3.1)
Profit for the financial period	-	-	-	48.3	48.3
Total recognised gain for the financial period	-	-	-	45.2	45.2
Dividends (net)	-	-	-	(7.9)	(7.9)
Issue of shares	1.6	18.1	-	-	19.7
Balance at 30 September	185.4	273.9	0.4	679.5	1,139.2
2004					
Balance at 1 July	180.7	240.6	0.4	552.5	974.2
Translation difference – gain recognised directly in equity	-	-	-	14.6	14.6
Profit for the financial period	-	-	-	1.5	1.5
Total recognised gain for the financial period	-	-	-	16.1	16.1
Dividends (net)	-	-	-	(5.3)	(5.3)
Issue of shares	2.2	10.6	-	-	12.8
Balance at 30 September	182.9	251.2	0.4	563.3	997.8

Jardine Cycle & Carriage Limited

Company Statement of Changes in Equity for the nine months ended 30 September

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2005					
Balance at 1January	183.6	254.9	0.4	609.0	1,047.9
Translation difference – loss recognised directly in equity	-	-	-	(36.1)	(36.1)
Profit for the financial period	-	-	-	136.0	136.0
Total recognised gain for the financial period	-	-	-	99.9	99.9
Dividends (net)	-	-	-	(29.4)	(29.4)
Issue of shares	1.8	19.0	-	-	20.8
Balance at 30 September	185.4	273.9	0.4	679.5	1,139.2
2004					
Balance at 1 January	180.4	239.9	-	538.1	958.4
Translation difference – gain recognised directly in equity	-	-	-	5.6	5.6
Profit for the financial period	-	-	-	43.6	43.6
Total recognised gain for the financial period	-	-	-	49.2	49.2
Dividends (net)	-	-	-	(24.0)	(24.0)
Issue of shares	2.5	11.3	-	-	13.8
Share options granted to employees and directors	-	-	0.4	-	0.4
Balance at 30 September	182.9	251.2	0.4	563.3	997.8

Jardine Cycle & Carriage Limited
Consolidated Statement of Cash Flows

	Note	Three months ended 30.9.05 US$m	Three months ended Restated 30.9.04 US$m	Nine months ended 30.9.05 US$m	Nine months ended Restated 30.9.04 US$m
Cash flows from operating activities	7	**150.6**	7.3	**70.6**	104.6
Cash generated from operations					
Interest paid		**(4.0)**	(2.8)	**(9.7)**	(6.2)
Interest received		**2.5**	(0.1)	**5.0**	2.1
Other finance costs paid		**(0.1)**	-	**(0.5)**	(0.1)
Income tax paid		**(29.0)**	(3.8)	**(37.4)**	(11.6)
		(30.6)	(6.7)	**(42.6)**	(15.8)
Net cash flows from operating activities		**120.0**	0.6	**28.0**	88.8
Cash flows from investing activities					
Sale of property, plant and equipment		**1.7**	0.1	**3.4**	3.7
Sale of investment properties		**1.6**	1.8	**47.0**	44.9
Sale of shares in associates		**(0.2)**	-	**3.0**	5.6
Sale of other investment		**-**	-	**-**	1.7
Proceeds from sale of subsidiaries, net of cash disposed		**-**	2.2	**-**	47.3
Purchase of property, plant and equipment		**(37.9)**	(9.3)	**(46.1)**	(7.1)
Leasehold land payments		**(0.4)**	-	**(0.7)**	(9.1)
Purchase of an investment property		**-**	-	**(8.2)**	-
Purchase of biological assets		**(0.7)**	-	**(0.7)**	-
Purchase of shares in subsidiaries, net of cash acquired *		**412.0**	(11.0)	**404.8**	(11.0)
Purchase of shares in associates		**(35.3)**	0.2	**(159.6)**	(142.6)
Distribution of excess cash to minority shareholders		**-**	(0.1)	**-**	(0.3)
Dividends received from associates		**58.1**	33.5	**68.2**	33.8
Net cash flows from/(used in) investing activities		**398.9**	17.4	**311.1**	(33.1)
Cash flows from financing activities					
Proceeds from issue of shares		**-**	0.6	**1.1**	1.6
Net drawdown/(repayment) of loans		**(95.6)**	(112.3)	**44.3**	(95.5)
Investment by minority shareholders		**-**	0.2	**-**	0.3
Dividends paid		**(9.7)**	(6.5)	**(9.7)**	(6.5)
Dividends paid to minority shareholders		**(0.2)**	(0.4)	**(45.1)**	(5.6)
Net cash flows used in financing activities		**(105.5)**	(118.4)	**(9.4)**	(105.7)
Net change in cash and cash equivalents		**413.4**	(100.4)	**329.7**	(50.0)
Cash and cash equivalents at the beginning of the financial period		**90.8**	166.8	**177.0**	116.1
Effect of exchange rate changes		**(22.4)**	(0.5)	**(24.9)**	(0.2)
Cash and cash equivalents at the end of the financial period		**481.8**	65.9	**481.8**	65.9

* *For the nine months ended 30 September 2005, the cash inflow of US$404.8 million consists of cash acquired of US$417.3 million, offset by the consideration paid of US$12.5 million arising from the purchase of additional interests in Astra and Republic Auto.*

For the three months ended 30 September 2005, the cash inflow of US$412.0 million consists of cash acquired of US$422.8 million, offset by the consideration paid of US$10.8 million arising from the purchase of additional interest in Astra.

1 Basis of preparation

The financial statements are consistent with those set out in the 2004 audited accounts which have been prepared in accordance with the International Financial Reporting Standards ("IFRS").

There have been no changes to the accounting policies described in the 2004 audited accounts. In 2005, the Group adopted two amendments to IAS 39 Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions, and The Fair Value Option, neither of which has had a significant impact on the Group's financial statements. The comparative figures for the nine months ended 30 September 2004 have been restated to reflect the change in accounting policy relating to the recognition of revenue in pre-completion contracts for the sale of development properties, which were adopted in the preparation of the 2004 annual financial statements as set out in note 8 of this report.

With Astra becoming a subsidiary in this quarter, the initial accounting for the business combination under IFRS 3 Business Combinations involved identifying and determining the fair values to be assigned to Astra's identifiable assets, liabilities and contingent liabilities and the cost of the combination. The initial accounting for business combination in this quarter can only be determined provisionally as the fair values to be assigned to Astra's identifiable assets, liabilities and contingent liabilities can be determined only provisionally. The completion of the initial accounting may result in adjustments to the fair values of Astra's identifiable assets, liabilities and contingencies as well as goodwill on acquisition.

In addition, the Group is currently in the process of evaluating the presentation of Astra's financing debtors with recourse under IAS 39 Financial Instruments: Recognition and Measurement. In the current quarter, the financing debtors have been presented net after the deduction of US$1,276.3 million joint financing with recourse.

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from these estimates.

2 Reconciliation between IAS 17 and IAS 40 and FRS 25

A reconciliation of the differences between IAS 17 Leases ("IAS 17") and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments ("FRS 25") is to be disclosed as required by the Accounting and Corporate Regulatory Authority in approving the Company's application for the adoption of International Financial Reporting Standards.

The differences between IAS 17 and IAS 40 and FRS 25 arise from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account. The surplus on revaluation not utilised at the date of the sale of investment properties is taken to the consolidated profit and loss account.

	Investment properties US$m	Net assets US$m	Profit before tax US$m	Profit attributable to shareholders US$m	Earnings per share US¢
IFRS Group balances as at 30 September 2005	52.6	3,084.0	296.7	229.5	68.59
Effect of transfer of fair value changes to asset revaluation reserve on:					
- profit before tax	-	-	2.1	2.1	
- tax	-	-	-	-	
- minority interests	-	-	-	(0.7)	
FRS 25 Group adjusted balances as at 30 September 2005	52.6	3,084.0	298.8	230.9	69.01

3 Profit before tax

	Group					
	Three months ended			Nine months ended		
	30.9.05	30.9.04	*Change*	**30.9.05**	30.9.04	*Change*
	US$m	US$m	*%*	**US$m**	US$m	*%*
Profit before tax is determined after including:						
Interest income	**3.2**	0.7	*357*	**4.9**	2.1	*133*
Interest expense	**(6.4)**	(1.0)	*540*	**(11.6)**	(3.5)	*231*
Depreciation and amortisation of property, plant and equipment and leasehold land payments	**(17.8)**	(1.6)	*nm*	**(22.1)**	(7.2)	*207*
Revaluation deficit of property, plant and equipment	**-**	-	-	**-**	(0.3)	*-100*
Write-back/(write-down) of stocks	**(1.3)**	1.3	*nm*	**(2.3)**	0.4	*nm*
Write-back/(impairment) of debtors	**0.3**	0.1	*200*	**1.9**	(0.8)	*nm*
Write-back of provisions for development properties	**12.8**	-	*100*	**12.8**	-	*100*
Provision for warranty and goodwill claims	**(2.7)**	(1.7)	*59*	**(5.4)**	(5.6)	*-4*
Write-back of provision for closure costs	**-**	-	-	**1.2**	-	*100*
Net exchange gain/(loss)	**(14.9)**	(0.1)	*nm*	**(12.5)**	0.3	*nm*
Profit/(loss) on:						
- sale of property, plant and equipment	**0.6**	0.1	*500*	**0.6**	1.2	*-50*
- sale of investment properties	**-**	-	-	**0.8**	(0.9)	*nm*
- sale of subsidiaries	**-**	2.5	*-100*	**-**	26.6	*-100*
- sale of an associate	**-**	-	-	**-**	0.9	*-100*
Fair value change of an investment property	**-**	-	-	**-**	(19.3)	*-100*
Fair value changes of forward exchange contracts	**2.2**	(0.2)	*nm*	**1.7**	(0.3)	*nm*
Share options granted to employees and directors	**-**	-	-	**-**	(0.4)	*-100*
Goodwill on acquisition of investments	**-**	3.1	*-100*	**(0.8)**	3.1	*nm*
Share of associates' gain on sale of investments	**-**	8.7	*-100*	**-**	21.0	*-100*

nm: not meaningful

4 Tax

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies operate after taking into account non-deductible expenses and group tax relief.

5 Earnings per share

	Group			
	Three months ended		Nine months ended	
	30.9.05	30.9.04	**30.9.05**	30.9.04
	US$m	US$m	**US$m**	US$m
Basic earnings per share				
Profit attributable to shareholders	**70.7**	83.5	**229.5**	229.0
Weighted average number of ordinary shares in issue (millions)	**336.1**	332.3	**334.6**	329.8
Basic earnings per share	**US¢21.04**	US¢25.13	**US¢68.59**	US¢69.44
Diluted earnings per share				
Profit attributable to shareholders	**70.7**	83.5	**229.5**	229.0
Weighted average number of ordinary shares in issue (millions)	**336.1**	332.3	**334.6**	329.8
Adjustment for assumed conversion of share options (millions)	**0.4**	0.6	**0.3**	0.5
Weighted average number of ordinary shares for diluted earnings per share (millions)	**336.5**	332.9	**334.9**	330.3
Diluted earnings per share	**US¢21.01**	US¢25.08	**US¢68.53**	US¢69.33
Underlying earnings per share				
Underlying profit attributable to shareholders	**70.8**	69.3	**226.8**	192.0
Basic underlying earnings per share	**US¢21.07**	US¢20.85	**US¢67.78**	US¢58.22
Diluted underlying earnings per share	**US¢21.04**	US¢20.82	**US¢67.72**	US¢58.13

A reconciliation of the profit attributable to shareholders and underlying profit is as follows:

	Group			
	Three months ended		Nine months ended	
	30.9.05	30.9.04	**30.9.05**	30.9.04
	US$m	US$m	**US$m**	US$m
Profit attributable to shareholders	**70.7**	83.5	**229.5**	229.0
Less: Exceptional items				
Share of associates' gain on sale of investments	**-**	8.7	**-**	21.0
Goodwill on acquisition of investments	**-**	3.1	**(0.8)**	2.4
Profit on closure of Australian operations	**(0.1)**	-	**3.5**	0.9
Profit on sale of New Zealand subsidiaries	**-**	2.5	**-**	26.0
Fair value change of an investment property	**-**	-	**-**	(12.7)
Loss on sale of investment properties	**-**	(0.1)	**-**	(0.6)
	(0.1)	14.2	**2.7**	37.0
Underlying profit attributable to shareholders	**70.8**	69.3	**226.8**	192.0

6 Borrowings

	Group	
	At 30.9.05 US$m	At 31.12.04 US$m
Borrowings due within one year:		
- secured	**494.0**	-
- unsecured	**411.5**	341.0
	905.5	341.0
Borrowings due after one year:		
- secured	**561.4**	39.8
- unsecured	**138.5**	-
	699.9	39.8
Total borrowings	**1,605.4**	380.8

Certain subsidiaries of the Group have pledged their assets in order to obtain bank loans and guarantee facilities from financial institutions. The value of assets pledged/mortgaged was US$965.9 million (31 December 2004: US$246.5 million).

7 Cash flows from operating activities

	Group			
	Three months ended		Nine months ended	
	30.9.05 US$m	30.9.04 US$m	**30.9.05 US$m**	30.9.04 US$m
Profit before tax	**127.9**	89.6	**296.7**	239.7
Adjustments for:				
Interest income	**(3.2)**	(0.7)	**(4.9)**	(2.1)
Financing charges	**6.4**	1.0	**12.1**	3.6
Share of associates' and joint ventures' results	**(64.0)**	(78.0)	**(217.1)**	(200.1)
Depreciation and amortisation of property, plant and equipment and leasehold land payments	**17.8**	1.6	**22.1**	7.2
Amortisation of borrowing costs	**0.2**	-	**0.2**	-
Impairment of other investments	**0.1**	-	**0.1**	-
Goodwill on acquisition of investments	**-**	(3.1)	**0.8**	(3.1)
Foreign exchange translation difference	**12.0**	4.8	**9.5**	1.1
Profit on sale of property, plant and equipment	**(0.6)**	(0.1)	**(0.6)**	(1.2)
(Profit)/loss on sale of investment properties	**-**	-	**(0.8)**	0.9
Profit on sale of subsidiaries	**-**	(2.5)	**-**	(26.6)
Profit on sale of an associate	**-**	-	**-**	(0.9)
Fair value change of an investment property	**-**	-	**-**	19.3
Share options granted to employees and directors	**-**	-	**-**	0.4
Revaluation deficit of property, plant and equipment	**-**	-	**-**	0.3
	(31.3)	(77.0)	**(178.6)**	(201.2)
Operating profit before working capital changes	**96.6**	12.6	**118.1**	38.5
Changes in working capital:				
Development properties for sale	**(21.5)**	(7.3)	**(136.7)**	(8.1)
Stocks	**(12.9)**	(29.5)	**(18.6)**	20.7
Debtors	**11.6**	18.8	**4.7**	24.7
Creditors	**76.8**	12.7	**103.1**	28.8
Cash flows from operations	**150.6**	7.3	**70.6**	104.6

8 Change in accounting policy

The Group has consistently recognised revenue and profit from the sale of development properties using the percentage of completion ("POC") method by applying IAS 11: Construction Contracts for the year ended 31 December 2003 and Singapore Statement of Accounting Standard 11 for the years prior to 31 December 2003.

In November 2004, the International Financial Reporting Interpretation Committee issued a clarification, which indicated that the POC method might not apply to pre-completion contracts for the sale of development properties and the sale of development properties should be accounted for as sales of goods under IAS 18: Revenue and not accounted for under IAS 11 as the typical pre-completion contracts for the sale of development properties do not fall within the definition of construction contracts.

8 Change in accounting policy (cont'd)

For the year ended 31 December 2004, the Group changed its accounting policy to recognise revenue and profit on the sale of development properties from the POC method to the completion method when the projects have been completed and are delivered. The key effects on the financial statements for the period ended 30 September 2004 are as follows:

	Development properties for sale	Shareholders' funds	Revenue	Profit attributable to shareholders	Earnings per share
	US$m	US$m	US$m	US$m	US¢
30 September 2004					
Group's balances based on POC method	351.0	1,175.4	1,007.2	239.3	72.56
Impact of using completion method	85.1	(36.4)	(10.6)	(10.3)	
Group's balances based on completion method	436.1	1,139.0	996.6	229.0	69.44

9 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	US$m	US$m
Three months ended 30 September 2005		
Jardine Matheson Limited - management consultancy services	-	0.4
Nine months ended 30 September 2005		
Jardine Matheson Limited - management consultancy services	-	1.3

10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 487,500 as at 30 September 2005 (30 September 2004:1,180,400).

Between 1 July 2005 and 30 September 2005, 9,500 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Schemes to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.330 and S$2.927 per share.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 July 2005 and 30 September 2005.

11 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 5 of this report.

No significant transaction or event has occurred between 1 October 2005 and the date of this report except that on 1 December 2005, the Company announced that it is proposing to distribute its entire 65.6% shareholding in MCL Land, by way of a dividend in specie to its shareholders, subject to the approval of shareholders at an Extraordinary General Meeting to be convened. This is consistent with its strategy in recent years of reducing its exposure to the property market as it refocused on its motor interests and increased its interest in Astra.

- end -

For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

The full text of the Financial Statements and Dividend Announcement for the nine months ended 30 September 2005 can be accessed through the internet at 'www.jcclgroup.com'.